

462 South Fourth Street, Suite 2000
Louisville, KY 40202 USA

502-371-4100
riverroadam.com

November 24, 2025

The Board of Directors of UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

Dear Members of the Board,

River Road Asset Management LLC ("RRAM"), on behalf of its clients, owns approximately 881 thousand class A common shares of UniFirst (UNF), which represents 6.0% of the class A shares and a 4.9% total ownership interest in the company. RRAM is a value-oriented institutional equity manager with over $10 billion in total assets under management. **We have been patient UniFirst shareholders since 2010.**

This year RRAM has been profoundly disappointed with the decisions and actions of UNF's Board and management team. The Board was unwilling to engage in good-faith negotiations with Cintas (CTAS) on its proposed acquisition of UniFirst for $275/share, which represented a substantial premium to the prevailing UNF stock price. RRAM considers this a breach of fiduciary duty and a consequential decision that recklessly ignored the best interests of all shareholders. When UNF confirmed the rejection of the CTAS offer in January 2025, the press release stated: "The UniFirst Board and management team remain confident in the strategy the Company is executing and the opportunities ahead to create significant value." This statement is absurd and delusional based on the company's lackluster operational track record since the passing of former CEO Ron Croatti in 2017 and ignores the significant execution risks inherent in UNF's current plan.

The core laundry business is a game of scale. The competitive moat widens with route density, which leverages fixed costs and allows for higher margins, better service levels, and superior pricing versus the competition. After UNF scrapped its Unity 20/20 CRM project in FY18, the company has been slow to upgrade its IT systems despite clear operational need. UNF's financial performance peaked in FY19 and the company has subsequently struggled with labor and benefits inflation and merchandise cost pressure, while showing a limited ability to offset these headwinds through pricing. As the industry emerges from an inflationary cost environment, an increasingly competitive pricing environment has led to lower retention rates, slower new account wins, and margin erosion.

Under the tenure of current CEO Steve Sintros, UNF has significantly lagged Cintas in every important operational metric (see charts). Historically, Cintas has traded at a premium EV/EBITDA multiple to UNF given its superior scale, more efficient operations, and lack of a controlling shareholder. However, this multiple gap has significantly widened over the years. As CTAS continues to grow at a faster clip than UNF, so does its competitive advantage and its value proposition to customers. Eventually, CTAS will use this edge to further encroach on UNF's core markets with market share losses to CTAS likely to accelerate. Unsurprisingly, the share price of UniFirst has languished as a result (see chart).

When rejecting the CTAS offer earlier in the year, UNF management acknowledged that even if it delivered on its longer-term guidance, it would likely take until 2029 or 2030 to deliver the EBITDA growth needed for UNF to reach a valuation of $275/share without aggressive multiple expansion. Yet only three quarters later, expectations for 2026 have already been walked back and now 2026 has been deemed an "investment year." Since January 2025, the consensus EBITDA estimate for UNF's FY27 has fallen -11% and the stock fell below where it traded prior to the CTAS offer. This has been a common theme in the past several years given the slow and costly implementation of UNF's new ERP system and other missteps.

By pursuing the current path selected by the Board, UNF is taking significant operational and execution risk given its seven-year trend of anemic operating results. To provide more upside potential for shareholders, **RRAM encourages**



462 South Fourth Street, Suite 2000
Louisville, KY 40202 USA

502-371-4100
riverroadam.com

the Board of Directors to explore strategic alternatives for UniFirst. RRAM believes a sale represents the most compelling path to maximize value for all shareholders while eliminating execution risk. To further support our views, RRAM intends to vote for Engine Capital's nominees at the annual meeting scheduled for December 15, 2025.

If you would like to discuss the contents of this letter further, please feel free to contact me at 502-371-4106 or via email at justin.akin@riverroadam.com.

Sincerely,

J. Justin Akin
Senior Portfolio Manager

Revenue (LTM)
$Mil
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
CAGR:
UNF = +5.4%
CTAS = +8.1%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
UNF
CTAS

EBITDA (LTM)
$Mil
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
CAGR:
UNF = +3.2%
CTAS = +12.1%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
UNF (excludes initiative spending)
CTAS









462 South Fourth Street, Suite 2000
Louisville, KY 40202 USA

502-371-4100
riverroadam.com

Organic Growth (quarterly): Laundry
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
UNF
CTAS

Operating Margin (LTM): Laundry
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
UNF (excludes initiative spending)
CTAS

FCF/EBITDA conversion (LTM)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
UNF
CTAS



462 South Fourth Street, Suite 2000
Louisville, KY 40202 USA

502-371-4100
riverroadam.com



UniFirst Corporation (UNF-USA)

—— UniFirst Corporation (UNF-USA) —— Cintas Corporation (CTAS-USA)

2017/06/30 - 2025/11/24, 2017/06/30 = 100